Exhibit 99.2

EXECUTION VERSION

THOMSON REUTERS CORPORATION,

as Issuer,

and

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Canadian Trustee,

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as U.S. Trustee

TENTH SUPPLEMENTAL INDENTURE

Dated as of March 20, 2025

to

AMENDED AND RESTATED INDENTURE

Dated as of December 21, 2010

This Tenth Supplemental Indenture, dated as of the 20th day of March, 2025, among Thomson Reuters Corporation, a corporation organized under the laws of the Province of Ontario (hereinafter called the “Company”), Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as trustee (hereinafter called the “Canadian Trustee”), and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (hereinafter called the “U.S. Trustee”). The Canadian Trustee and the U.S. Trustee are also individually referred to in this Tenth Supplemental Indenture as a “Trustee”.

WITNESSETH:

WHEREAS, the Company, the Canadian Trustee and the U.S. Trustee entered into an amended and restated indenture, dated as of December 21, 2010 (the “Amended and Restated Base Indenture”), which amended and restated the indenture dated as of November 20, 2001, pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, the Company and the U.S. Trustee entered into the Second Supplemental Indenture, dated as of May 23, 2013 (the “4.50% 2043 Notes Indenture”), which established and provided for the issuance of a series of Securities called the 4.50% Notes due 2043 (the “4.50% 2043 Notes”); and

WHEREAS, the Company and the U.S. Trustee entered into the Fourth Supplemental Indenture, dated as of November 21, 2013 (the “5.65% 2043 Notes Indenture”), which established and provided for the issuance of a series of Securities called the 5.65% Notes due 2043 (the “5.65% 2043 Notes”); and

WHEREAS, the Company and the Canadian Trustee entered into the Seventh Supplemental Indenture, dated as of August 9, 2005 (the “2035 Debentures Indenture”), which established and provided for the issuance of a series of Securities called the 5.50% Debentures due 2035 (the “2035 Debentures”); and

WHEREAS, the Company and the U.S. Trustee entered into the Eighth Supplemental Indenture, dated as of May 9, 2016 (the “2026 Notes Indenture”), which established and provided for the issuance of a series of Securities called the 3.35% Notes due 2026 (the “2026 Notes”); and

WHEREAS, the Company and the U.S. Trustee entered into the Eighteenth Supplemental Indenture, dated as of March 30, 2010 (the “2040 Notes Indenture” and, collectively with the 4.50% 2043 Notes Indenture, the 5.65% 2043 Notes Indenture, the 2035 Debentures Indenture and the 2026 Notes Indenture, the “Supplemental Indentures”), which established and provided for the issuance of a series of Securities called the 5.85% Notes due 2040 (the “2040 Notes” and, collectively with the 4.50% 2043 Notes, the 5.65% 2043 Notes, the 2035 Debentures and the 2026 Notes, the “Notes”); and

WHEREAS, Section 902 of the Amended and Restated Base Indenture provides, among other things, that the Company and the Trustees may, subject to certain exceptions noted therein, amend or supplement the Amended and Restated Base Indenture and the Securities of any series with the written consent of the Holders of a majority in aggregate principal amount of Securities of such affected series then outstanding (in respect of each affected series of Securities, the “Requisite Consent”), to add, change or eliminate any provision of, or to modify the rights of such Holders under, the Amended and Restated Base Indenture; and

WHEREAS, on the date hereof the Company has consummated certain offers to exchange (the “Exchange Offers”) any and all of each series of the outstanding Notes for corresponding series of new notes issued by TR Finance LLC, a limited liability company formed under the laws of the State of Delaware (hereinafter called “TR Finance”), which are guaranteed by the Company, West Publishing Corporation, a corporation formed under the laws of the State of Minnesota, Thomson Reuters Applications Inc., a corporation formed under the laws of the State of Delaware, and Thomson Reuters (Tax & Accounting) Inc., a corporation formed under the laws of the State of Texas (each a “Guarantor” and collectively the “Guarantors”), upon the terms and subject to the conditions set forth in the prospectus, dated as of March 10, 2025 (the “Prospectus”), filed by the Company and TR Finance with the Ontario Securities Commission on March 10, 2025, forming a part of the joint registration statement on Form F-10 and Form F-4, filed by the Company, TR Finance and the other Guarantors with the Securities and Exchange Commission on February 11, 2025, as amended on February 26, 2025 and March 10, 2025 and which was declared effective under the U.S. Securities Act of 1933, as amended, on March 13, 2025; and

WHEREAS, in connection with the Exchange Offers, the Company has also solicited consents (the “Consent Solicitations”) from holders of the Notes to certain amendments (the “Amendments”) to the Amended and Restated Base Indenture and the Supplemental Indentures, in each case, with respect to the Notes (but not any other series of Securities) as described in the Prospectus and set forth in Article 2 and Article 3 of this Tenth Supplemental Indenture, with the operation of such Amendments being subject to the satisfaction or waiver, where permissible, by the Company of the conditions to the Exchange Offers and the Consent Solicitations, and the acceptance by the Company for exchange of the Notes validly tendered and not withdrawn pursuant to the Exchange Offers; and

WHEREAS, with respect to each series of Notes, the Company has received and caused to be delivered to the Trustee evidence of the Requisite Consents in respect of such series, constituting an “Act” of “Holders” (within the meaning of Section 104 of the Amended and Restated Base Indenture) to effect the Amendments in respect of such series of the Notes; and

WHEREAS, the Company has requested that the Canadian Trustee and the U.S. Trustee join with it in the execution and delivery of this Tenth Supplemental Indenture in order to supplement the Amended and Restated Base Indenture and the Supplemental Indentures with respect to each series of the Notes by, among other things, deleting or amending, as applicable, certain provisions and covenants in the Amended and Restated Base Indenture and the Supplemental Indentures with respect to each such series of the Notes (but not any other series of Securities); and

WHEREAS, the Company has furnished the Canadian Trustee and the U.S. Trustee with an Officer’s Certificate (including evidence of the Requisite Consent) and an Opinion of Counsel in connection with the execution of this Tenth Supplemental Indenture; and

WHEREAS, all things necessary to make this Tenth Supplemental Indenture a valid agreement of the Company, the Canadian Trustee and the U.S. Trustee and a valid supplement to the Amended and Restated Base Indenture have been done; and

WHEREAS, the foregoing recitals are made as representations and statements of fact by the Company and not the Canadian Trustee or the U.S. Trustee.

NOW, THEREFORE, THIS TENTH SUPPLEMENTAL INDENTURE for and in consideration of the premises and mutual covenants herein contained, the Company, the Canadian Trustee and the U.S. Trustee mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the Notes, as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

The Amended and Restated Base Indenture, together with the applicable Supplemental Indenture and this Tenth Supplemental Indenture, is hereinafter sometimes collectively referred to, with respect to the Notes of a series, as the “Indenture.” All capitalized terms which are used herein and not otherwise defined herein are defined in the Amended and Restated Base Indenture and are used herein with the same meanings as in the Amended and Restated Base Indenture.

ARTICLE 2

AMENDMENTS TO THE BASE INDENTURE WITH RESPECT TO THE NOTES

2.1	Amendments to the Amended and Restated Base Indenture.

(a)

For the Notes and the Holders thereof, but not in respect of any other series of Securities under the Amended and Restated Base Indenture, whether now or hereafter issued and outstanding (except as may be provided in a future supplemental indenture to the Amended and Restated Base Indenture), the Amended and Restated Base Indenture shall hereby be amended by deleting the following Articles, Sections or Clauses of the Amended and Restated Base Indenture and all references and definitions related thereto in their entirety, except to the extent otherwise provided below, and these Articles, Sections and Clauses shall be of no further force and effect, and shall no longer apply to the Notes, and the words “[INTENTIONALLY DELETED]” shall be inserted, in each case, in place of the deleted text, provided that no such amendment shall alter or affect any obligation of the Company or the Trustee under the Trust Indenture Legislation:

Clause (4) of Section 501 (Events of Defaults)

Clause (5) of Section 501 (Events of Defaults)

Clause (6) of Section 501 (Events of Defaults)

Clause (b) of Section 702 (Reports by the Company)

Article Eight (Consolidation, Merger, Conveyance, Transfer or Lease)

Section 1007 (Negative Pledge)

(b)

The failure to comply with the terms of any of the deleted Articles, Sections or Clauses of the Amended and Restated Base Indenture with respect to the Notes set forth above shall no longer constitute a Default or Event of Default under the Amended and Restated Base Indenture with respect to the Notes and shall no longer have any consequence under the Amended and Restated Base Indenture with respect to the Notes.

ARTICLE 3

AMENDMENTS TO THE SUPPLEMENTAL INDENTURES

3.1	Amendments to the 2026 Notes Indenture, the 4.50% 2043 Notes Indenture and the 5.65% 2043 Notes Indenture.

(a)

The 2026 Notes Indenture, the 4.50% 2043 Notes Indenture and the 5.65% 2043 Notes Indenture shall each hereby be amended by deleting the following Articles, Sections and Clauses of each such Supplemental Indenture and all references and definitions related thereto in their entirety, except to the extent otherwise provided below, and these Articles, Sections and Clauses shall be of no further force and effect, and shall no longer apply to the 2026 Notes, the 4.50% 2043 Notes or the 5.65% 2043 Notes, respectively, and the words “[INTENTIONALLY DELETED]” shall be inserted, in each case, in place of the deleted text, provided that no such amendment shall alter or affect any obligation of the Company or the Trustee under the Trust Indenture Legislation:

Clause (i) of Section 2.03 (Offer to Repurchase on Change of Control Triggering Event)

Article III (Events of Default)

(b)

The failure to comply with the terms of any of the deleted Articles, Sections or Clauses of the 2026 Notes Indenture, the 4.50% 2043 Notes Indenture and the 5.65% 2043 Notes Indenture set forth above shall no longer constitute a Default or Event of Default under the Amended and Restated Base Indenture or such Supplemental Indentures with respect to the 2026 Notes, the 4.50% 2043 Notes and the 5.65% 2043 Notes and shall no longer have any consequence under the Amended and Restated Base Indenture or such Supplemental Indentures with respect to the 2026 Notes, the 4.50% 2043 Notes and the 5.65% 2043 Notes.

3.2	Amendments to the 2040 Notes Indenture.

(a)

The 2040 Notes Indenture shall hereby be amended by deleting the following Articles, Sections and Clauses of the 2040 Notes Indenture and all references and definitions related thereto in their entirety, except to the extent otherwise provided below, and these Articles, Sections and Clauses shall be of no further force and effect, and shall no longer apply to the 2040 Notes, and the words “[INTENTIONALLY DELETED]” shall be inserted in place of the deleted text, provided that no such amendment shall alter or affect any obligation of the Company or the Trustee under the Trust Indenture Legislation:

Clause (i) of Section 203 (Offer to Repurchase on Change of Control Triggering Event)

Article III (Events of Default)

(b)

The failure to comply with the terms of any of the deleted Articles, Sections or Clauses of the 2040 Notes Indenture set forth above shall no longer constitute a Default or Event of Default under the Amended and Restated Base Indenture or the 2040 Notes Indenture with respect to the 2040 Notes and shall no longer have any consequence under the Amended and Restated Base Indenture or the 2040 Notes Indenture with respect to the 2040 Notes.

3.3	Amendments to the 2035 Debentures Indenture.

(a)

The 2035 Debentures Indenture shall hereby be amended by deleting the following Article of the 2035 Debentures Indenture and all references and definitions related thereto in their entirety, except to the extent otherwise provided below, and this Article shall be of no further force and effect, and shall no longer apply to the 2035 Debentures, and the words “[INTENTIONALLY DELETED]” shall be inserted in place of the deleted text, provided that no such amendment shall alter or affect any obligation of the Company or the Trustee under the Trust Indenture Legislation:

Article III (Events of Default)

(b)

The failure to comply with the terms of the deleted Article of the 2035 Debentures Indenture set forth above shall no longer constitute a Default or Event of Default under the Amended and Restated Base Indenture or the 2035 Debentures Indenture with respect to the 2035 Debentures and shall no longer have any consequence under the Amended and Restated Base Indenture or the 2035 Debentures Indenture with respect to the 2035 Debentures.

ARTICLE 4

MISCELLANEOUS PROVISIONS

4.1	Effect of Tenth Supplemental Indenture.

(a)

This Tenth Supplemental Indenture is a supplemental indenture with respect to the Notes (but not any other series of Securities) within the meaning of Section 902 of the Amended and Restated Base Indenture, and the Amended and Restated Base Indenture and the Supplemental Indentures with respect to the Notes shall each be read together with this Tenth Supplemental Indenture and shall have the same effect over the Notes in the same manner as if the provisions of the Amended and Restated Base Indenture, the Supplemental Indentures and this Tenth Supplemental Indenture were contained in the same instrument.

(b)

In all other respects, the Amended and Restated Base Indenture and the Supplemental Indentures are confirmed by the parties hereto as supplemented with respect to the Notes (but not any other series of Securities) by the terms of this Tenth Supplemental Indenture.

(c)

The Company shall substitute the Global Note for each of the Notes (but not any other series of Securities) currently deposited with DTC with an amended Global Note that reflects the modifications to the terms of such Note made herein.

4.2	Effect of Headings and Table of Contents.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

4.3	Successors and Assigns.

All covenants and agreements in this Tenth Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

4.4	Severability Clause.

In case any provision in this Tenth Supplemental Indenture or in any Notes, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

4.5	Benefits of Indenture.

Nothing in this Tenth Supplemental Indenture or in the Notes, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Security Registrar and their successors hereunder or the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under this Tenth Supplemental Indenture.

4.6	Governing Law.

This Tenth Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof. For greater certainty, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties, or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

4.7	Counterparts.

This Tenth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. Counterparts may be executed and delivered by facsimile or electronic (i.e., “pdf”)

transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature or other transmission method, and the parties hereto agree that any signatures so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.8	Acceptance of Trusts.

The Canadian Trustee and the U.S. Trustee hereby accept the trusts in this Tenth Supplemental Indenture declared and provided for and agree to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders from time to time, subject to the terms and conditions of the Indenture. Without limiting the generality of the foregoing, the Canadian Trustee and the U.S. Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (i) the validity or sufficiency of this Tenth Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company by action or otherwise, (iii) the due execution hereof by the Company or (iv) the consequences of any amendment herein provided for, and the Canadian Trustee and the U.S. Trustee make no representation with respect to any such matters.

4.9	Effective Time.

This Tenth Supplemental Indenture shall become effective upon the execution and delivery of this Tenth Supplemental Indenture by the Company, the Canadian Trustee and the U.S. Trustee.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Supplemental Indenture to be duly executed as of the day and year first written above.

THOMSON REUTERS CORPORATION, as Issuer

By:	/s/ Michael Eastwood
Name: Michael Eastwood Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Neil Scott
Name: Neil Scott Title: Corporate Trust Officer

/s/ Mohanie Shivprasad
By:	Name: Mohanie Shivprasad Title: Associate Trust Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:	/s/ Irina Golovashchuk
Name: Irina Golovashchuk Title: Vice President

/s/ Carol Ng
By:	Name: Carol Ng Title: Vice President

[Signature Page to Tenth Supplemental Indenture]